FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JUNE 21, 2010

BAYTEX ENERGY TRUST ANNOUNCES UPDATED CORPORATE PRESENTATION AND PARTICIPATION IN SCOTIA CAPITAL EUROPEAN ENERGY TOUR 2010

CALGARY, ALBERTA (June 21, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will present at the Scotia Capital European Energy Tour 2010 on Tuesday, June 22, 2010 at 10:45 a.m. BST (3:45 a.m. MDT) in London, United Kingdom and on Thursday, June 24, 2010 at 10:45 a.m. CEST (2:45 a.m. MDT) in Geneva, Switzerland.  A copy of the presentation slides, along with an updated corporate presentation, will be available on the Baytex website, www.baytex.ab.ca, prior to the first presentation to ensure broad dissemination of these materials. Please note that the presentations will not be webcast.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and CEO	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237
Cheryl Arsenault, Investor Relations Representative	Telephone: (587) 952-3238

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca